SOLAR ROADWAYS INC

AUDITED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

Page

INDEPENDENT AUDITORS' REPORT 1

FINANCIAL STATEMENTS:

Balance Sheets 2

Statements of Operations 3

Statements of Changes in Stockholders' Equity/(Deficit) 4

Statements of Cash Flows 5

Notes to Financial Statements 6



INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Solar Roadways Inc
Sagle, Idaho

Opinion

We have audited the financial statements of Solar Roadways, Inc. which comprises the balance sheets as of December 31, 2024 and December 31, 2023, and the related statements of operations, changes in stockholders' equity/(deficit), and cash flows for the years ended December 31, 2024 and December 31, 2023 and the related notes to the financial statements (collectively, the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Solar Roadways, Inc. for the years ended December 31, 2024 and December 31, 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Solar Roadways, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Solar Roadways, Inc's ability to continue as a going concern for a period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Solar Roadways, Inc's internal controls. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Solar Roadways, Inc's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

December 26, 2025
Calabasas, California

SOLAR ROADWAYS INC
BALANCE SHEETS
AS OF DECEMBER 31, 2024 AND 2023

As of December 31,	2024	2023
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash	477,147	1,646,329
Total Current Assets	**477,147**	**1,646,329**
Plant & Equipment	73,259	105,687
Total Assets	**$ 550,406**	**$ 1,752,016**
LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)		
Current Liabilities:		
Credit Cards	31,367	8,514
Total Current Liabilities	**31,367**	**8,514**
Total Liabilities	**31,367**	**8,514**
STOCKHOLDERS' EQUITY/(DEFICIT)		
Common stock	2,340,920	2,340,920
Accumulated Deficit	(1,821,881)	(597,418)
Total Stockholders' Equity/(Deficit)	**519,039**	**1,743,501**
Total Liabilities and Stockholders' Equity/(Deficit)	**$ 550,406**	**$ 1,752,015**

See accompanying notes to financial statements.

SOLAR ROADWAYS INC

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

For The Years Ended December 31,	2024	2023
(USD $ in Dollars)		
Revenue	-	-
Cost of Goods Sold	-	-
Gross Profit	**-**	**-**
Operating Expenses		
General and Administrative	1,623,313	855,000
Marketing	31,847	32,709
Total Operating Expenses	**1,655,161**	**887,710**
Operating Loss	**(1,655,161)**	**(887,710)**
Grant Income	(423,932)	(1,182,476)
Other Loss/(Income)	(6,766)	(13,041)
(Loss) / Income Before Provision For Income Taxes	**(1,224,463)**	**307,807**
Provision/(Benefit) For Income Taxes	-	-
Net (Loss) / Income	**$ (1,224,463)**	**$ 307,807**

See accompanying notes to financial statements.

SOLAR ROADWAYS INC
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY/(DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(USD $ in Dollars)	Common Stock			Accumulated Deficit	Total Stockholders' Equity/(Deficit)
	Shares		Amount		
Balance—Decemeber 31, 2022	$	6,000,000	$ 2,340,920	$ (905,226)	$ 1,435,694
Net Income		-	-	307,807	307,807
Balance—December 31, 2023		6,000,000	2,340,920	$ (597,418)	$ 1,743,501
Net Loss		-	-	(1,224,463)	(1,224,463)
Balance—December 31, 2024	$	6,000,000	$ 2,340,920	$ (1,821,881)	$ 519,039

See accompanying notes to financial statements.

SOLAR ROADWAYS INC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

For The Years Ended December 31,	2024	2023
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$ (1,224,463)	$ 307,807
Depreciation	32,428	30,511
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes In Working Capital:		
Credit Cards	22,853	4,087
Accounts Payable	-	-
Accrued Expense	-	-
Accrued Interest	-	-
Net Cash Used In Operating Activities	**(1,169,182)**	**342,405**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchase of PPE		(45,233)
Net Cash Used In Investing Activities	**-**	**(45,233)**
CASH FLOW FROM FINANCING ACTIVITIES		
Net Cash Provided By Financing Activities	**-**	**-**
Change in Cash	**(1,169,182)**	**297,172**
Cash—Beginning of The Year	1,646,329	1,349,157
Cash—End of The year	**$ 477,147**	**$ 1,646,329**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During The Year For Interest	$ -	$ -
Taxes Paid During The Year For Taxes	$ -	$ -

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Solar Roadways, Inc. was incorporated on May 30, 2006, in the state of Idaho. The financial statements of Solar Roadways, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Sagle, Idaho.

Solar Roadways, Inc. is a development-stage company focused on designing and developing modular solar roadway systems for use in roads, parking lots, sidewalks, and related infrastructure. The Company's technology integrates renewable energy generation, LED lighting, and heating elements to enhance transportation safety and sustainability. Current activities primarily include engineering, prototyping, testing, and patent development, along with outreach to public and governmental entities

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted December 31st as its fiscal year end.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash includes all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2024, and December 31, 2023, the Company's cash exceed FDIC-insured limits by $224,132 and $154,651 respectively.

Plant and Equipment

Plant and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When plant and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation of plant and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for plant and equipment are as follows:

Category	Useful Life
Furniture and Equipment	5 years
Plant & Equipment	5 years
Vehicle	5 years

Income Taxes

Solar Roadways, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and 2023 amounted to $31,847 and $32,709, respectively, and are included in sales and marketing expenses.

Related Party Transactions Policy

The Company accounts for related party transactions in accordance with ASC 850, Related Party Disclosures. Related parties include the Company's executive officers, directors, principal stockholders, immediate family members of such individuals, and entities under their control or significant influence.

Transactions with related parties are recorded at the exchange amount, which represents the amount of consideration agreed upon by the parties. Management evaluates related party arrangements to determine whether the terms are consistent with those available in arm's-length transactions.

The Company discloses all material related party transactions, including the nature of the relationship, the description of the transactions, the dollar amounts involved, and any amounts due to or from related parties outstanding at the reporting date.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through December 26, 2025, the date the financial statements were issued.

3. PLANT AND EQUIPMENT

Plant and equipment consist of the following:

As of December 31,		2024		2023
Furniture and Equipment	$	22,484	$	22,484
Plant & Equipment	$	63,139	$	63,139
Vehicle	$	98,000	$	98,000
Total Fixed Assets	**$**	**183,623**	**$**	**183,623**
Accumulated Depreciation	$	(110,363)	$	(77,936)
Net Fixed Assets	**$**	**73,259**	**$**	**105,687**

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue up to 10,000,000 shares of a single class of voting common stock, having no par value. As of December 31, 2024 and December 31, 2023 the Company has issued 6,000,000 shares.

Voting rights

Each share of Common Stock is entitled to one vote per share at stockholder meetings or with written consents. Shareholders cannot accumulate their votes for director elections.

Dividend Policy

The Company has a single class of common stock with no preferential dividend rights. Declaration and payment of dividends are at the sole discretion of the Board of Directors, subject to applicable provisions of the Idaho Business Corporation Act.

5. INCOME TAXES

The provision for income taxes consists of the following:

For the Year Ended December 31,	2024	2023
Income tax (benefit) federal and state	(354,612)	(26,456)
Valuation Allowance	354,612	26,456
Net Provision For Income Tax	**-**	**-**

Significant components of the Company's deferred tax assets and liabilities are as follows:

As of December 31,	2024	2023
Deferred tax assets – net operating loss carryforwards	(354,612)	(26,456)
Valuation Allowance	354,612	26,456
Total Deferred Tax Asset	-	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal net deferred tax assets, and, as a result, a full valuation allowance has been set against its net deferred tax assets as of December 31, 2024, and December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2024, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,963,373. Utilization of some of the federal NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority based on the technical merits of the position. As of December 31, 2024 and December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, and December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

6. RELATED PARTY TRANSACTIONS

There are no related party transactions for the years ended December 31, 2024 and 2023.

7. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or loss of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024 and 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2024, through December 26, 2025, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

9. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $1,224,463, an operating cash outflow of $1,169,182 and liquid assets in cash of $477,147, which is less than a year's worth of cash reserves as of December 31, 2024. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to raise capital as needed to satisfy its capital needs. However, there are no assurances that management will be able to continue to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.